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16013275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
409

SEC FILE NUMBER
8-44071

8-47827 RMS

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MV Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 McKinney, Suite 1200
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Julie L. Swanson (713) 227-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1900	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

JG

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Julie L. Swanson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MV Securities Group, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



CHERI FAY STRELECKI
Notary Public, State of Texas
My Commission Expires
May 16, 2019

Signature

Julie L. Swanson, CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MV SECURITIES GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2015

<u>CONTENTS</u>



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
MV Securities Group, Inc.

We have audited the accompanying statement of financial condition of MV Securities Group, Inc. (the Company) as of December 31, 2015, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MV Securities Group, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of Securities Exchange Commission and Information Relating to Possession or Control of Securities Under Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of MV Securities Group, Inc.'s financial statements. The supplemental information is the responsibility of MV Securities Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 25, 2016

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

MV Securities Group, Inc.

Statement of Financial Condition

December 31, 2015

Assets

Cash	$	615,471
Cash on deposit with clearing organization		50,000
Receivable from clearing organization		20,992
Receivable from revenue 12b-1 fees		45,000
Receivables - Other		53
Prepaid expense		8,581
	$	740,097

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	3,699
		3,699
Stockholder's equity:		
Common stock, $1 par value:		
Class A - authorized 1,000,000 shares; issued and outstanding 5,000 shares		5,000
Class B - authorized 5,000 shares issued and outstanding 714 shares		714
Additional paid-in capital		133,486
Retained earnings		597,198
Total stockholder's equity		736,398
	$	740,097

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statement of Income

For the Year ended December 31, 2015

Revenue:		
Commissions	$	743,003
Interest		345
		743,348
Expenses:		
Clearing charges		152,049
Regulatory fees and assessments		15,137
Professional fees		44,040
Management fee expense		246,000
Other operating expenses		4,179
		461,405
Net income	$	281,943

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statement of Changes in Stockholder's Equity

For the Year ended December 31, 2015

	Common stock				
	Class A	Class B	Additional paid-in capital	Retained earnings	Total
Balance at December 31, 2014	$ 5,000	$ 714	$ 133,486	$ 515,255	$ 654,455
Stockholder distributions				(200,000)	(200,000)
Net income	-	-	-	281,943	281,943
Balance at December 31, 2015	$ 5,000	$ 714	$ 133,486	$ 597,198	$ 736,398

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Statement of Cash Flows

For the Year ended December 31, 2015

CASH FLOW FROM OPERATING ACTIVITIES:	
Net income	$ 281,943
Adjustments to reconcile net income to net cash provided from (used in) operating activities:	
Changes in assets and liabilities:	
Decrease in receivables	6,492
Decrease in prepaid expenses and other assets	739
Decrease in accounts payable and accrued expenses	(3,553)
Net cash provided from operating activities	285,621
CASH FLOW FROM FINANCING ACTIVITIES	
Stockholder Distributions	(200,000)
Net increase in cash	85,621
Cash at beginning of year	529,850
Cash at end of year	$ 615,471

The accompanying notes are an integral part of these financial statements.

MV SECURITIES GROUP, INC.

Notes to Financial Statements

December 31, 2015

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business - MV Securities Group, Inc. (The Company) was incorporated in Texas on June 3, 1996, and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc.

The Company has locations in Houston Texas and Birmingham Alabama. The Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under Section (k)(2)(ii).

On August 1, 2012, the Company's stockholders contributed their stock in MV Securities Group, Inc., to The Monroe Vos Consulting Group, Inc., which was under common control and ownership. The Company's stockholders received stock in The Monroe Vos Consulting Group, Inc., in exchange for their shares of MV Securities Group, Inc. Accordingly, the Company became a wholly owned subsidiary of The Monroe Vos Consulting Group, Inc. on August 1, 2012.

The Company operates in conjunction with the parent company, The Monroe Vos Consulting Group, Inc. The Company receives brokerage commissions and other fees from transactions in certain investment accounts maintained by clients of The Monroe Vos Consulting Group, Inc., on a fully disclosed basis.

Statement Presentation – The unclassified Statement of Financial Condition is presented in accordance with industry standards.

Revenue and Expenses - Securities transactions and all related revenue and expense are recorded in the accounts on a settlement date basis. Revenue and expenses related to securities transactions executed but not yet settled as of December 31 are not material to the Company's financial statements.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - Management has evaluated whether events or transactions which have occurred after December 31, 2015, require recognition or disclosure in the financial statements. The evaluation was conducted through February 23, 2016, which is the date the financial statements were available for issuance.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Cash and Cash Equivalents - For purposes of the statement of cash flows, cash includes cash on hand, bank checking and money market accounts, and short-term debt instruments with a maturity of three months or less. The Company maintains its cash in bank deposit accounts which, at times, may exceed Federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents. At December 31, 2015 uninsured Cash amounted to approximately $365,000.

Income Taxes - The Company, with the consent of the shareholder, has elected under the Internal Revenue Code to be as S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Monroe Vos Consulting Group, Inc. elected to treat MV Securities Group, Inc. as a qualified Subchapter S subsidiary beginning August 1, 2012. Accordingly, the Company will be included in the S corporation return of The Monroe Vos Consulting Group, Inc. for periods ending after July 31, 2012. Therefore, no provision of liability for Federal income taxes has been included in these financials.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2015, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2012 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

The State of Texas franchise tax is incurred at the tax rate of 1% on gross revenue, less the larger of cost of goods sold, wages and related employee benefits, or a statutory 30% deduction to determine taxable income. The Company is also eligible to utilize a tax rate of .575% on gross revenue, without a deduction, as its gross revenue is not in excess of $10,000,000. The tax is accounted for as an expense during the period the revenue is recognized for financial statement purposes. The Company reports its income for Texas franchise tax purposes in a combined tax return with The Monroe Vos consulting Group, Inc. The Company paid state income taxes of $3,480 in 2015.

Receivable from Clearing Organization – The Company has an agreement with a clearing organization whereby the organization performs clearing functions for all securities transactions with customers and brokers and dealers. Related to these transactions the Company is required to maintain cash on deposit in a clearance account with the Clearing Organization in the amount of $50,000. According to the clearing agreement, the clearing organization is responsible for executing, clearing and settling securities transactions on a fully disclosed basis for the accounts of the Company.

NOTE B MANAGMENT AGREEMENT

The Company's parent, The Monroe Vos Consulting Group, Inc., (Management Company) provides the Company management services, office facilities and pays various overhead expenses on behalf of MV Securities Group, Inc. Fees for management services included a fixed monthly management fee of $20,500 for incremental overhead expenses. The fixed management fee will be computed no less than annually and applied on a consistent basis. In addition to the fixed monthly management fee, the Management Company may invoice MV Securities Group, Inc. for specific other expenses as determined by Management Company.

NOTE C NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2015, the Company had net capital of $682,764 which exceeded its required net capital of $5,000 by $677,764. Withdrawals of equity capital are restricted from causing the Company's net capital to be less than $6,000. Furthermore, the Company's agreement with its clearing broker requires net capital of not less than $150,000 and to maintain restricted cash in the amount of $50,000. The Company's ratio of aggregate indebtedness to net capital was .0054 to 1. There were no liabilities subordinated to the claims of general creditors during 2015.

NOTE D CONCENTRATIONS AND CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

NOTE E CONTINGENT LIABILITIES

In the normal course of business, the Company is subject to regulatory examinations or other inquiries. These matters could result in censures, fines or other sanctions. The Company is unable to predict the outcome of these matters. However, the Company believes the outcome of any resulting actions will not be material to its Statement of Financial Condition.

MV SECURITIES GROUP, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2015

Net capital:		
Total stockholder's equity	$	736,398
Less nonallowable assets - Receivable fund revenue 12b-1 Fees		45,000
Less nonallowable assets - Accounts Receivable		53
Less nonallowable assets - prepaid expenses		8,581
Net capital	$	682,764
Aggregate indebtedness - Items included in statement of financial condition - total liabilities	$	3,699
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	247
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Net capital requirement (greater of above two minimum requirement amount)	$	5,000
Net capital in excess of required minimum	$	677,764
Excess net capital (net capital less the greater of 10% of total aggregate indebtedness or 120% minimum dollar net capital)	$	676,764
Ratio of aggregate indebtedness to net capital		.0054 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2015, filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5.

See report of independent registered public accounting firm.

Schedule II

MV SECURITIES GROUP, INC.

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2015

Exemption Provision

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

See report of independent registered public accounting firm.



HARPER & PEARSON COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Management of
MV Securities Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MV Securities Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MV Securities Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3, specifically 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the exemption provisions), and (2) MV Securities Group, Inc. stated that MV Securities Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MV Securities Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MV Securities Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Harper & Pearson Company, P.C.

Houston, Texas
February 25, 2016

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

MV SECURITIES GROUP, INC.

1001 McKinney, Suite 1200
Houston, TX 77002
(713) 227-0100
FAX: (713) 227-0222

MV Securities Group, Inc. Assertions

MV Securities Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

MV Securities Group, Inc.

I, Julie L. Swanson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Julie L. Swanson, CFO

January 5, 2016



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Management of
MV Securities Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by MV Securities Group, Inc. , and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating MV Securities Group, Inc.'s compliance with the applicable instructions of Form SIPC-7. MV Securities Group, Inc.'s management is responsible for MV Securities Group, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger detail and bank statements, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year end December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, which comprised the general ledger detail, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers including general ledger detail and quarterly FOCUS reports supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. There were no applicable overpayments for the year ended December 31, 2015.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas
February 25, 2016

One Riverway · Suite 1900 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax
harperpearson.com

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047827 FINRA DEC
MV Securities Group Inc 17*17
1001 McKinney ST STE 1200
Houston TX 77002-6410

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Julie Swanson (713) 227-0100

2. A. General Assessment (item 2e from page 2) $ 653.48

B. Less payment made with SIPC-6 filed (exclude interest) (417.80)
07/23/2015
Date Paid

C. Less prior overpayment applied (0.00)

D. Assessment balance due or (overpayment) 235.68

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0.00

F. Total assessment balance and interest due (or overpayment carried forward) $ 235.68

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 235.68

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MV Securities Group Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Designated Principal
(Title)

Dated the ____ day of ____________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01, 2015
and ending 12/31, 2015
Eliminate cents

Item No.	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 743,348
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	329,909
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	152,049
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
______________________________	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	481,958
2d. SIPC Net Operating Revenues	$ 261,390
2e. General Assessment @ .0025	$ 653.48
	(to page 1, line 2.A.)

The
LeGaye Law Firm P.C.
Tel: (281) 367-2454
Fax: (866) 338-6353
www.LeGayeLaw.com
2002 Timberloch Drive, Suite 200 ◇ The Woodlands, Texas 77380

February 26, 2016

Via Overnight Delivery

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

SEC
Mail Processing
Section
FEB 29 2016
Washington DC
409

RE: MV Securities Group, Inc.; Firm ID # 37613
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find two (2) counter-original Annual Audited Reports for the fiscal year ended December 31, 2015 with supporting Facing Page.

Should you have any questions regarding the enclosed reports, please feel free to contact the undersigned or Julie Swanson of MV Securities Group, Inc.

Sincerely,



Debra M. Schaps*
Enclosures (as stated)

cc: Julie Swanson – MV Securities Group, Inc. (electronic)
SEC – Fort Worth Regional Office (electronic)
Securities Investor Protection Corporation (SIPC) (electronic)
FINRA (electronic)
New Hampshire Bureau of Securities Regulation (w/enclosure)

** Not Licensed to Practice Law*